UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 1)

TOTAL LOGISTICS, INC.
(Name of Subject Company)

TOTAL LOGISTICS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

89151W109
(CUSIP Number of Class of Securities)

William T. Donovan
President and Chief Executive Officer
Total Logistics, Inc.
700 N. Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 7, 2005 (the “Schedule 14D-9”) by Total Logistics, Inc., a Wisconsin corporation (the “Company”), relating to the cash tender offer by Titan Acquisition Corp., a Wisconsin corporation (“Offeror”) and a direct wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a price of $28.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 7, 2005 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

        Subsection (c) of Item 4 – “Reasons for the Determination” is hereby amended and supplemented by adding the following at the end of such section:

        The Board believed that taken as a whole, the terms and conditions of the Offer and the Merger Agreement (factor (i)) supported recommending the Offer and the Merger. In evaluating the no-shop provision (factor (vi)), the Board considered the fact that it would be able to consider certain unsolicited proposals under the circumstances described above, to be a factor in favor of recommending the Offer and the Merger. However, the Board also noted that prior to accepting a Superior Proposal, it would be required to pay Parent a termination fee, as described above, which could deter an interested party from making a Superior Proposal.

        With respect to the Offer Price and the Merger Consideration (factor (vii)), the Board considered the fact that the Offer Price and the Merger Consideration represent a significant premium over the recent and historical trading prices of the Shares to be a factor in favor of recommending the Offer and the Merger. The Board noted that the Offer Price and the Merger Consideration represented premiums of 7.7%, 9.1%, 5.5% and 37.7% over the trading price for the Shares reported one day, one week, one month and four months, respectively, prior to the first public announcement of the Offer. The Board considered the fact that the consideration to be paid to holders of Shares in the Offer and the Merger was all cash, to be a factor in favor of recommending the Offer and the Merger because such consideration provides certainty of value to the holders of Shares. The Board considered the fact that the consideration would be taxable to the holders of Shares to be a factor that weighed against recommending the Offer and the Merger. However, the Board was also aware that a transaction, such as the Offer and Merger, in which the entire Company was sold presented preferable tax treatment to the Company’s shareholders compared to separate transactions involving sales of each of the Company’s business segments. The Board considered the William Blair Opinion and discussions with William Blair regarding possible strategic alternatives and business opportunities for the Company (factors (iv) and (v)), including the likely structure, timing, tax treatment and transaction costs of separate sales of the Company’s business segments, to be factors in favor of recommending the Offer and the Merger. In evaluating the Company’s strategic plan (factor (iii)), the Board believed that the Company had a strong strategic plan and if the Offer and the Merger were not consummated, management of the Company would continue to pursue this plan. The net effect of this analysis weighed in favor of recommending the Offer and the Merger.

        In considering the deal structure (factor (ix)), in addition to the importance of the Offer and Merger involving the sale of the entire Company (as discussed above), the Board considered the short time frame for receiving the transaction consideration to be a factor in favor of recommending the Offer and the Merger. The Board noted that if the transaction was structured as a merger, without a preceding tender offer, the holders of the Shares would not receive the transaction consideration as quickly. The Board believed that the antitrust approvals required to consummate the transaction (factor (xii)) were minimal and that they would not be an obstacle to closing the transaction in a relatively short time frame. The Board considered this to be a factor in favor of recommending the Offer and Merger. In assessing Parent’s ability to consummate the transaction (factors (x) and (xi)), the Board believed that Parent has a positive business reputation and sufficient available financial resources to consummate the Offer and the Merger, and that with no financing contingency, there was an increased likelihood that the Offer and the Merger would be consummated in a quick and orderly manner. The Board considered these to be factors in favor of recommending the Offer and the Merger.

        The Board considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors. This conclusion supported the Board’s determination that the Offer and the Merger are in the best interest of the Company and its shareholders.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by replacing the second paragraph thereof with the following:

        The full text of the William Blair Opinion, dated January 4, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. William Blair has consented to the use of the William Blair Opinion in connection with this Schedule 14D-9. The William Blair Opinion is directed to the Company’s Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than Parent and their respective affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The William Blair Opinion is not a recommendation to any Company shareholder to tender Shares as part of the Offer or as to how any shareholder should vote with respect to the proposed transaction or any other matter, and should not be relied upon by the Company’s shareholders as such. The summary of the William Blair Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the William Blair Opinion attached hereto as Annex B, which should be read carefully and in its entirety.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby further amended and supplemented by adding the following at the end of such section:

        In concluding that the consideration to be received pursuant to the Merger Agreement was fair to the Company’s shareholders from a financial point of view, the Company’s financial advisor employed five different valuation methodologies:

•	a comparable public companies analysis;

•	a comparable merger and acquisition transaction analysis;

•	a merger and acquisition premiums paid analysis,

•	a discounted cash flow analysis; and

•	a leveraged buyout analysis.

        Under the comparable public companies analysis, reference value ratios were obtained by comparing multiples of the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings before interest and taxes (“EBIT”), and net income over the twelve months ended November 30, 2004 implied by the Offer Price of $28.50 per share to similar publicly available multiples for twelve logistics/transportation/warehousing companies and five food service/commercial refrigeration equipment manufacturing companies deemed comparable to the Company. Based on the Offer Price of $28.50, the multiples implied based on the Company’s EBITDA, EBIT and net income over the twelve months ended November 30, 2004 were 10.7x, 15.5x and 22.8x, respectively, which in each case was above the median of the multiples obtained for the comparable public companies.

        Similarly, under the comparable merger and acquisition transaction analysis, reference value ratios were obtained by comparing multiples of the Company’s EBITDA, EBIT, and net income over the twelve months ended November 30, 2004 implied by the Offer Price of $28.50 per share to similar publicly available multiples of the acquired company paid in fifteen merger and acquisition transactions involving logistics/transportation/warehousing companies and eight similar transactions involving food service/commercial refrigeration equipment manufacturing companies that closed between December 1999 and October 2004. Based on the Offer Price of $28.50, the multiples implied based on the Company’s EBITDA, EBIT and net income over the twelve months ended November 30, 2004 were 10.7x, 15.5x and 22.8x, respectively, which in each case was above the median of the multiples obtained for the comparable merger and acquisition transactions.

        Under the merger and acquisition premiums paid analysis, reference value ratios were obtained by comparing the premium of the Offer Price of $28.50 per share over the closing sale price of one Share on the Nasdaq National Stock Market at time intervals of one day, one week, one month, two months, three months and four months prior to the first announcement of the Offer to similar premiums paid in U.S. domestic, public merger and acquisition transactions completed between January 1, 2001 and December 28, 2004. The Offer Price of $28.50 represented a range of premiums between 5.5% (one month before the first announcement of the Offer) and 37.7% (four months before the first announcement of the Offer) over the closing sale price of one Share on the Nasdaq National Stock Market. When compared to the 52-week average, 52-week high and 52-week low sale prices of the Shares prior to the first announcement of the Offer, the Offer Price represented premiums of 37.3%, 0.7% and 105.6%, respectively.

        The Company’s financial advisor performed a discounted cash flow analysis of the Company’s projected future cash flows (using management projections) for the five-year period commencing January 1, 2005 and ending December 31, 2009. The Company’s financial advisor estimated the value of the Company at the end of fiscal year 2009 (the “terminal value”) based on terminal value multiples ranging from 7.0x to 9.0x the projected 2009 EBITDA. The EBITDA terminal value range was based on a review of the trading multiples of the selected comparable public companies and the selected comparable merger and acquisition transaction multiples referred to above. This analysis used discount rates ranging from 11.5% to 14.5% to discount the cash flows over the five-year period and the terminal value. The discount rate range was based upon an analysis of the weighted average cost of capital of the selected comparable public companies. In this analysis, the present value of the free cash flows over the projected period and the present value of the range of terminal values were aggregated. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting debt, net of cash assumed to be included in the transaction and dividing the resulting equity value by the number of Company shares outstanding on a fully diluted basis. Based on these assumptions, the range of per share equity values for the Company, implied by the discounted cash flow analysis, ranged from $22.41 to $34.71.

        Finally, the Company’s financial advisor performed a leveraged buyout analysis of the Company (using management projections) to ascertain the range of prices that would be acceptable to a potential financial buyer based upon current market conditions. The Company’s financial advisor assumed a capital structure that a financial buyer might apply to the Company, an equity investment that would achieve a 22.5% to 27.5% average annual rate of return and an exit multiple ranging from 7.0x to 9.0x projected fiscal 2009 EBITDA. The range of exit multiples was based on a review of the trading multiples of the selected comparable public companies and the selected comparable merger and acquisition transaction multiples referred to above. An equity value per share was determined by subtracting debt, net of cash, assumed to be included in the transaction and dividing the resulting equity value by the number of Company shares outstanding on a fully diluted basis. Based on these assumptions, the range of per share equity values for the Company, implied by the leveraged buyout analysis, ranged from $17.70 to $25.20.

Item 9.    Exhibits.

        The Schedule 14D-9 is hereby amended by filing the following exhibit:

Exhibit
Number	Description
(e)(3)	The Information Statement of Total Logistics, Inc.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 25, 2005.

TOTAL LOGISTICS, INC.
By: /s/ William T. Donovan
William T. Donovan
President and Chief Executive Officer

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